OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING / RECEIVED JUL 2 6 2006 / WASH. D.C. 209 SECTION

SEC FILE NUMBER
8- 23148


06050060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___06/01/05___ AND ENDING ___5/31/06___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hoefer & Arnett, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
555 Market Street Suite 1800

(No. and Street)

San Francisco, California 94105

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Didion   415-362-7111

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Shipp, William Weldon

(Name — if individual, state last, first, middle name)

1964 Mountain Blvd Suite 199   Oakland, California 94611

(Address)   (City)   (State)   (Zip Code)

PROCESSED
SEP 07 2006
THOMSON FINANCIAL

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Steve Didion _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Hoefer & Arnett, Incorporated _____, as of

_____ May 31 _____, 19 2006 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[Notary stamp: SHARONA D. GOTTLIEB, Commission # 1667654, Notary Public - California, San Francisco County, My Comm. Expires May 16, 2010]

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report

Board of Directors
Hoefer and Arnett, Inc.

I have audited the accompanying statement of financial condition of Hoefer and Arnett, Inc. as of May 31, 2006, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hoefer and Arnett, Inc. as of May 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 8 to the Financial Statements, effective July 31, 2006, Hoefer and Arnett, Inc. will not continue as an independent going concern, but instead will pursue its activities under a new name.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I-IV is presented for the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Weldon Shipp

William Weldon Shipp

July 21, 2006

HOEFER & ARNETT, INC.
STATEMENT OF FINANCIAL CONDITION
May 31, 2006

Assets

Cash	$ 89,205
Accounts receivable	925,619
Commissions receivable	45,480
Receivable from clearing organization	874,932
Inventory of securities, at market (Note 1)	892,233
Prepaid expenses and deposits	289,716
Furniture, equipment & leasehold Improvements at cost $742,044 Net of accumulated Amortization & Depreciation of $367,852 (Note 1)	374,192
Total Assets	$ 3,491,377

Liabilities

Accounts payable	$ 330,987
Commission Payable	206,366
401k plan payable (Note 5)	12,832
Unearned Revenue	238,897
Securities sold, not purchased, At market (Note 1)	12,683
Income taxes payable (Notes 1 & 4)	2,471
Liability Subordinated to Claims Of General Creditors (Note 6)	586,666
Total Liabilities	$ 1,390,902

Stockholders' Equity

Common Stock, no par value: Authorized 100,000 shares, Issued 3292 shares	$ 1,613,406
Retained Earnings	487,069
Total Stockholders' Equity	$ 2,100,475
Total Liabilities and Stockholders' Equity	$ 3,491,377

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF INCOME
For Year Ended May 31, 2006

<u>Revenues</u>

Commission income	$ 5,688,178
Financial consulting	3,035,539
Investment banking	2,659,668
Fixed Income Revenue	1,396,210
Investment & trading income	238,270
Underwriting fees	93,000
Dividends & Interest	128,329
Mutual funds	129,752
Other	19,073
Total Revenues	**$ 13,388,019**

<u>Expenses</u>

Employee compensation	$ 8,350,269
Payroll taxes	407,376
Employee benefits	489,151
Securities clearance	538,128
Interest Expense	48,368
Regulatory fees & expenses	336,791
Occupancy expenses (Note 2)	922,056
Depreciation (Note 1)	120,863
Communication expenses	1,351,475
Travel & Entertainment	569,074
Promotional expenses	237,523
Professional services	369,827
Miscellaneous	20,169
Other expense – bad debts	22,398
-- loss on asset sales	21,491
Total Expenses	**$13,804,958**
Income <loss> before income taxes	$ <416,939>
Income taxes (Note 4)	$ <104,047>
Net Income <loss>	$ <312,892>
Earnings per share	$ <95.05>

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CASH FLOWS
For Year Ended May 31, 2006

Cash flows from operating activities:
Net Income <loss> (see Footnote) * $ <312,892>

Add (Deduct) to reconcile
net income to net cash increase

Loss on Sales of Assets	$ 21,491
Depreciation expense	120,863
Accounts receivable increase	<513,814>
Commissions receivable decrease	145,848
Receivables from clearing org. decrease	643,233
Inventory of securities increase	<268,070>
Prepaid expenses & other decrease	91,937
Accounts payable decrease	<592,882>
Commissions Payable increase	206,366
Unearned Revenue increase	238,897
401k profit sharing payable decrease	<118,068>
Securities sold, not purchased increase	11,242
Income taxes payable decrease	<62,280>

Net Cash outflows from
  Operating activities $ <388,129>

Cash flows from investing activities:
    Cash outflows:
      Computer Equipment purchase $ <31,604>
      Furniture Purchased   <3,628>

Net cash outflow from investing
  Activities $ < 35,232>

Cash flow from financing activities:
    Cash inflows:
      Common stock sold $ 538,095
                        $ 538,095

    Cash outflows:
      Liability subordinated paid $<133,334>
                        $<133,334>

Net cash inflows from financing
  activities $ 404,761

Net increase (decrease) in
  cash during year $ <18,600>

Cash balance Beginning of Year $ 107,805

Cash balance End of Year $ 89,205

*Includes income taxes paid $ 0 and interest paid $72,031.
The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

May 31, 2006

	Common Stock	Retained Earnings	Stockholders' Equity
Balance May 31, 2005	$ 1,075,311	$ 799,961	$ 1,875,272
Common Stock Sold	538,095		538,095
Net Income <loss>		<312,892>	<312,892>
Balance May 31, 2006	$ 1,613,406	$ 487,069	$ 2,100,475

The accompanying notes are an integral part of these financial statements.

HOEFER & ARNETT, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
May 31, 2006

Balance May 31, 2005	$720,000
Decrease	<133,334>
Balance May 31, 2006	$586,666

The accompanying notes are an integral part of these financial statements.

Note 1 Summary of Significant Accounting Policies

Hoefer & Arnett, Inc., a securities broker-dealer, was incorporated in the State of California June 9, 1982, and became a member of the NASD November 3, 1982. The company is licensed in all states and the District of Columbia, except Maine.

Securities transactions are reflected in these financial statements as of the trade date for principal transactions and agency transactions. Commission income and expense is recorded in these financial statements as of the trade date also.

Trading and investment securities are valued at market value. Securities not readily marketable are valued at fair value determined by the board of directors. The resulting difference between fair value and market value, is included in income.

Hoefer & Arnett receive financial consulting income to cover the cost of certain salaried personnel and other expenses that it provides for the related party.

Depreciation of office furniture and equipment is provided on a straight line basis using an estimated useful life of three and five years. Amortization of leasehold improvements is provided on a straight line basis over the lease life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 Operating Lease

The Company leases home office space under a lease dated May 8, 2002. The lease expires on May 31, 2012. The monthly minimum rental cost is $30,750. The Company also leases Los Angeles office space at $14,368 per month. This lease expires January 31, 2015. The Company also leases office space in Maryland, Massachusetts, Ohio, Oregon and Texas at a monthly cost of $7,418 with various expiration dates.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15C3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to new capital, both as defined, shall not exceed 1500% of net capital. At May 31, 2006, the Company had net capital of $854,940, which was $444,940 in excess of the required net capital of $410,000. The Company's net capital ratio was 93.

Note 4 Income Taxes

Income taxes consist of the following:

	Current	Deferred and Prepaid	Payable
State	$ 16,780	$ 3,034	$ 2,471
Federal	87,268	13,110	
Deferred – Federal		25,968	
State		20,051	
Totals	$ 104,048	$ 62,163	$ 2,471

Note 5 401k Profit Sharing Plan

The Company established a profit sharing plan effective with the fiscal year ending May 31, 1989. The Company amended the plan effective June 1, 2001 to provide for salary reduction provisions in accordance with Section 401k of the Internal Revenue Code. All employees are eligible if working more than 1000 hours yearly and having two years of employment. Each individual account contains immediate vesting. Annual contributions to the plan are determined by the plan and the Board of Directors. The accrued contribution for the year ended May 31, 2006 is $12,832.

Note 6 Related Party Transactions

The Company is liable to two Stockholders in the amount of $293,333 each for Senior Subordinated Loan Agreements, with interest at 5 ½ %. The notes mature July 31, 2008. The NASD has accepted these Senior Subordination Agreements effective April 30, 1998. In addition, the Company has entered into a $3,000,000 Subordinated Revolving Credit Agreement with their clearing broker, effective April 23, 2004. It has been accepted by the NASD and has maturity date of April 23, 2007. It is not presently in use.

Note 7 Contingent Liabilities

The Company is presently not contingently liable as a defendant in any lawsuits.

Note 8 Subsequent Event

Effective July 31, 2006 the company has received approval from the NASD to merge with a Chicago based broker-dealer and will continue its operations under a new name.

HOEFER & ARNETT, INC.
COMPUTATION OF NET CAPITAL
May 31, 2006

Schedule I

1	Total Ownership Equity (o/e)	$ 2,100,475
2	Deduct o/e not allowable for net capital	
3	Total o/e qualified for net capital	$ 2,100,475
4	Add:	
	a. Allowable subordinated liabilities	$ 586,666
	b. Other deductions or credits	
	Description Amount	
5	Total cap and allowable subloans	$ 2,687,141
6	Deductions &/or charges	
	a. Total non-allowable assets	$ 1,698,189
	b. Secured demand note deficiency	
	c. Cap chrgs for spot & commodity futures	
	d.. Other deductions &/or charges	
7	Other additions &/or allowable credits	
	Description Amount	
		<1,698,189>
		$ 988,952
8	Net capital before haircuts	
9	Haircuts on securities:	
	a. Contractual commitments	
	b. Subordinated debt	
	c. Trading and investment sec:	
	1. Exempted securities	
	2. Debt securities	1,993
	3. Options	
	4. Other securities	$ 121,476
	d. Undue concentration	2,773
	e. Other	
	Description Amount	
	Money Market Funds	9,763
		<134,012>
10	Net Capital	$ 854,940

HOEFER & ARNETT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
May 31, 2006

Schedule II

11	Minimum net capital required (based on aggregate indebtedness) 6 2/3% x Line 19	$ 52,770
12	Minimum dollar requirement	410,000
13	Net Cap requirement (greater of Line 11 or 12)	410,000
14	Excess net capital (Line 10 – Line 13)	444,940
15	Exc net cap @ 1000% (line 10 – 10% of AI)	775,784

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	781,553
17	Add: a. Drafts for immediate credit b. Mkt val of sec borrowed where no Equiv value is paid or credited c. Other unrecorded amounts	

Description	Amount	

17	Total Aggregate Indebtedness	$ 791,553
20	Ratio of AI/NC	93
21	Percentage of debt to debt equity	-0-

Schedule III

EXEMPTIVE PROVISIONS:

25   If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an "X":

A   (k) (1)   Limited business (mutual funds and/or variable annuities only)

B   (k) (2) (i)   "Special Account for Exclusive Benefit of Customers" maintained.

C   (k) (2) (ii)   All customer transactions cleared through another broker-dealer on a fully X
disclosed basis.

Clearing Firm SEC #s	Clearing Firm Name	Product Code
8-17574	Pershing LLC	All

D   (k) (3)   Exempted by order of the commission

HOEFER & ARNETT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATIONS
May 31, 2006

Schedule IV

May 31, 2006

Net Capital per Broker Dealer
Part II Focus Report $ 854,940

Net Capital per
Audit computation $ 854,940

WILLIAM WELDON SHIPP
CERTIFIED PUBLIC ACCOUNTANT

DALLAS YOUNG BUILDING
1964 MOUNTAIN BOULEVARD, SUITE 199
OAKLAND, CA 94611
(510) 339-8955

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Hoefer and Arnett, Inc.

I have examined the financial statements of Hoefer and Arnett, Inc. for the year ended May 31, 2006 and have issued my report thereon dated July 27, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hoefer and Arnett, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g) (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11). I did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulations T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a(5) (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Hoefer and Arnett, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

William Weldon Shipp

William Weldon Shipp

July 21, 2006